UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 1-13429

C.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees

D.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

Simpson Manufacturing Co., Inc.
401(k) Profit Sharing Plan for Salaried Employees

Financial Statements as of
December 31, 2013 and 2012
and for the Year Ended December 31, 2013

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 8

Supplemental Schedules

Schedule H, Part IV, Item 4(i) - Schedule of Assets (Held at End of Year)	10

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan for Salaried Employees
Pleasanton, California

We have audited the accompanying statements of net assets available for benefits of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Armanino LLP
San Ramon, California

June 13, 2014

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$91,113,212	$73,564,925
Total investments	91,113,212	73,564,925
Receivables	0
Employer contributions	4,091,192	3,516,627
Other	25,713	27,247
Total receivables	4,116,905	3,543,874

Net assets available for benefits	$95,230,117	$77,108,799

The accompanying notes are an integral part of these financial statements.

2

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

2013
Additions
Investment income
Net appreciation in fair value of investments	$12,502,003
Interest and dividends	1,668,056
Total investment income	14,170,059
Contributions
Participant	2,517,710
Employer	5,346,814
Total contributions	7,864,524

Total additions	22,034,583
Deductions
Benefits paid to participants	3,912,328
Fees	937
Total deductions	3,913,265

Net increase	18,121,318
Net assets available for benefits
Beginning of year	77,108,799

End of year	$95,230,117

The accompanying notes are an integral part of these financial statements.

3

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Notes to Financial Statements
December 31, 2013 and 2012

1.                          Plan Description

The following is a brief description of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees (the "Plan") and is provided for general informational purposes only. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that Simpson Manufacturing Co., Inc. and its United States subsidiaries (the "Company") established in 1956 to provide benefits to eligible salaried employees, as provided in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and subsequent laws.

Plan administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Trustee services are provided by Charles Schwab Trust Company ("Schwab"). Recordkeeping and investment management services are provided by Milliman, Inc.

Certain administrative expenses of the Plan were paid directly by the Company for the year ended December 31, 2013. Investment fees, which may vary according to the individual investment funds selected, are paid out of the assets of the Plan and are included in net appreciation (depreciation) in fair value of investments. Participants should refer to the prospectus of the individual investment funds for further details on individual investment fees.

Eligibility

All employees, except employees working under the terms of a collective bargaining agreement, non-resident aliens, hourly employees, and employees with contractual exclusion from participation under the Plan, are eligible to participate in the Plan once they have attained the age of 18 and reached the entry date. Employees age 18 or older can enter the Plan upon commencement of employment for purposes of employee elective deferrals and employer safe-harbor contributions. For purposes of employer discretionary contributions, employees enter the Plan on the first day of the Plan Year after attaining age 18.

Participants may elect to contribute through payroll deductions amounts up to 100% of their annual compensation, as defined by the Plan on a tax-deferred basis, up to a maximum amount allowed by the Internal Revenue Code ("IRC"). Maximum allowed deferral amounts were $17,500 for 2013. Employees over the age of 50 may also contribute an additional $5,500 to the Plan for 2013. Contributions withheld are invested in accordance with the participant's direction into various investment options offered by the Plan.

Contributions

The Company provides a safe harbor non-elective contribution equal to 3% of the participant's compensation, as defined by the Plan. The Company may also contribute to the Plan a discretionary amount, approved by its Board of Directors (the "Board"), limited to the maximum amount deductible for federal income tax purposes. The Company's discretionary contribution is allocated to the account of each participant who has completed at least 1,000 hours of service during the Plan year and is employed on the last day of the year based upon a percentage of the participant's annual eligible compensation to total eligible compensation. The discretionary employer contribution amounted to 7% of eligible compensation for each participant for the year ended December 31, 2013. The Company’s safe harbor non-elective contribution and discretionary contribution amounted to $1,676,058 and $3,670,756, respectively, in 2013.

Employer contributions are invested in accordance with the participant's direction into various investment options offered by the Plan. If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Notes to Financial Statements
December 31, 2013 and 2012

under the Plan. The Plan's designated default investment option (Default Fund) was the Vanguard Target Retirement Fund that has a target retirement date closest to the year in which the applicable participant might retire, based on the participant's date of birth and assuming a retirement age of 65.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings (net of investment related expenses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Company safe harbor non-elective contribution, plus actual earnings thereon. Vesting in the Company's discretionary contributions plus earnings thereon is based on years of continuous service, as defined by the Plan. Participants are 100% vested after 6 years of credited service.

Forfeitures

As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $135,285 and $146,413, respectively. Forfeitures are allocated to the account of each eligible participant based upon a percentage of the participant's annual eligible compensation to total eligible compensation. Forfeitures are generally allocated to participants subsequent to year-end based upon compensation received in the same plan year in which the forfeiture occurred in accordance with the provisions of the Plan.

Payment of benefits

Distributions and withdrawals are payable upon retirement at age 60 or after, termination, financial hardship, disability or death. If a participant's account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into an IRA or other qualified benefit plan is requested. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into an IRA or other qualified plan or postpone payment to a later date and remain in the Plan as described in the Plan documents

2.                          Summary of Significant Accounting Policies and Basis of Presentation

 Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Valuation of investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Use of estimates

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Notes to Financial Statements
December 31, 2013 and 2012

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Payment of benefits

Benefits are recorded when paid.

Subsequent events

Subsequent events have been evaluated in connection with the issuance of the financial statements.

3.                          Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated October 28, 2011, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code ("IRC").

U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the Internal Revenue Service. No uncertain positions have been identified that would require the recognition of a tax liability or disclosure in the financial statements as of December 31, 2013 and 2012. The Plan is subject to routine audits by applicable taxing jurisdictions. An audit for the 2011 Form 5500 was completed during 2013 by the IRS with the 2011 Form 5500 being accepted as filed. The Plan administrator believes the Plan is no longer subject to income tax examinations for 2009 and prior years.

4.                          Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2013	2012
Simpson Manufacturing Co., Inc.
Common Stock	$7,569,722	$7,170,222
Schwab Value Advantage Institutional Prime Money Fund	5,690,482	6,413,193
Vanguard Target Retirement 2015 Fund	5,278,502	5,737,301
Vanguard Target Retirement 2020 Fund	6,710,895	5,536,887
Vanguard Target Retirement 2025 Fund	8,818,605	6,896,112
Vanguard Target Retirement 2030 Fund	7,297,572	5,692,299
Vanguard Target Retirement 2035 Fund	9,723,863	6,836,049

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31, 2013:

Participant-directed investments
Employer stock	$830,428
Mutual funds	11,671,575
$12,502,003

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Notes to Financial Statements
December 31, 2013 and 2012

5.                          Fair Value Measurements

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of fair value hierarchy are as follows:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock: The Company common stock is held by participants in a unitized fund, which means participants do not own shares of Company common stock but rather own an interest in the unitized fund. The fund consists of common stock and cash equivalents to meet the fund's daily cash needs. Unitizing the fund allows for daily trades. The value of a unit reflects the combined value of the Company common stock, at quoted market prices, and cash held by the fund. The Plan owns the underlying assets of shares in common stock and the underlying cash.

Mutual funds: Valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis during the years ended December 31, 2013 and 2012, using quoted prices in active markets for identical assets (Level 1):

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Notes to Financial Statements
December 31, 2013 and 2012

	2013	2012

Common Stock	$7,569,722	$7,170,222
Cash Reserve Account	198,787	174,388
Mutual Funds:
Growth	8,313,008	5,720,811
Target Funds	48,379,309	38,803,811
Blended Funds	9,786,289	6,697,880
Fixed Income	9,470,036	10,602,135
Value	7,396,061	4,395,678
Total	$91,113,212	$73,564,925

6.                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the full value of each participant’s account shall become fully vested and nonforfeitable.

7.                          Risks and Uncertainties

The Plan allows for investment in Company common stock, money market and mutual funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.                          Related Parties and Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Charles Schwab.  Charles Schwab, or its affiliate, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in a unitized stock fund holding the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  All of these transactions qualify as exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULES

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Salaried Employees
Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 94-3196943
December 31, 2013

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date
	Borrower	Rate of Interest,
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	Simpson Manufacturing Co., Inc. Common Stock	Common Stock	**	$7,569,722
	SSGA FDS Money Market Fund	Cash Reserve Account	**	198,787
*	Schwab Value Advantage Institutional Prime Money Fund	Mutual Fund	**	5,690,482
*	Schwab S&P 500 Index Fund	Mutual Fund	**	2,888,458
	Columbia Mid-Cap Index Fund	Mutual Fund	**	1,592,478
	DFA Five-Year Global Fixed-Income I Fund	Mutual Fund	**	145,779
	DFA Inflation Protected Securities I Fund	Mutual Fund	**	853,495
	DFA International Value I Fund	Mutual Fund	**	1,444,799
	DFA U.S. Large Cap Value III Fund	Mutual Fund	**	4,235,569
	DFA U.S. Targeted Value I Fund	Mutual Fund	**	970,905
*	Schwab Fundamental Emerging Markets Index Fund	Mutual Fund	**	325,593
	Vanguard Developed Markets Index Fund	Mutual Fund	**	353,905
	Vanguard Growth Index Signal Fund	Mutual Fund	**	2,227,366
	Vanguard Mid-Cap Growth Index Admiral Fund	Mutual Fund	**	2,178,374
	Vanguard Mid-Cap Value Index Admiral Fund	Mutual Fund	**	744,788
	Vanguard REIT Index Signal Fund	Mutual Fund	**	595,140
	Vanguard Small Cap Growth Index Admiral Fund	Mutual Fund	**	3,907,268
	Vanguard Small Cap Index Signal Fund	Mutual Fund	**	1,316,770
	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,116,155
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	681,979
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	5,278,502
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	6,710,895
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	8,818,605
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	7,297,572
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	9,723,863
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	4,501,144
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	3,285,207
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	824,221
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	141,166
	Vanguard Total Bond Market Index Signal Fund	Mutual Fund	**	2,780,280
	Vanguard Total Intl Stock Index Signal Fund	Mutual Fund	**	2,713,945
				$91,113,212

*  Party in interest
 ** In accordance with instructions to Form 5500, cost information has been omitted as all investments of assets are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan for Salaried Employees
(Name of Plan)

Date	June 13, 2014		/s/ Brian Magstadt
		Name:	Brian Magstadt
		Title:	Member, Simpson Manufacturing Co., Inc.
Retirement Plan Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Armanino LLP